ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX foley.com

December 3, 2009	CLIENT/MATTER NUMBER 058081-0105

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Michael Seaman

 Michael Clampitt

Re:	CurrencySharesSM Euro Trust
Form 10-K for the Fiscal Year Ended October 31, 2008
File No. 001-32694

Ladies and Gentlemen:

At the request of Rydex Specialized Products LLC (the “Sponsor”), sponsor of CurrencySharesSM Euro Trust (the “Trust”), we are responding to comments relating to the above-referenced Form 10-K raised in your letter dated November 17, 2009.

For your convenience, the text of each comment is stated in full in italicized text and our response follows each comment.

Item 7.	Management’s Discussion and Analysis.

1. In future filings, both in Forms 10-K and 10-Q, revise the MD&A section in its entirety to comply with Item 303 of Regulation S-K and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, the following:

•

Identify and discuss material changes in the results in the Results of Operations section. For example, address why there was a loss in the quarter ended July 31, 2009, why revenues increased or decreased, why the sponsor’s fee increased or decreased, why dividends changed, etc.

•	Discuss whether the changes are to continue or why this is not a trend; and

•	Discuss the performance, including return on equity, dividend payout ration, and any other ratios that may be important to holders.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission

December 3, 2009

Provide us with a draft of your proposed MD&A based on the Form 10-Q for the quarterly period ended September 30, 2009.

Response: The Sponsor proposes revising the Management’s Disclosure & Analysis (“MD&A”) section of the Trust’s future filings in accordance with the revised MD&A section of Form 10-Q for the quarterly period ended July 31, 2009 enclosed herewith.

Effort has been made to address each of your comments and to comply with Item 303 of Regulation S-K and Release No. 33-8350, generally. Please note, however, that the Trust is not actively-managed and the Sponsor’s role is largely administrative. In addition, the performance of the Trust and its Shares is almost entirely influenced by changes in the U.S. Dollar (“USD”)/euro exchange rate and, to a much lesser extent, the nominal annual interest rate paid by the Trust’s depository on euro held by the Trust. As a result, the management of the Sponsor has no basis for predicting future performance of the Trust and its shares (the “Shares”) and speculation by the Sponsor’s management as to future trends in the USD/euro exchange rate or the interest rate paid by the Trust’s depository would be of no value to shareholders.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk

2. Please tell us how you concluded that this section is not applicable.

Response: The Sponsor has historically concluded Item 7A of Form 10-K is not applicable to the Trust because the Trust is not subject to market risks other than those that the Trust is designed to reflect and that are thoroughly discussed elsewhere in the Trust’s reports.

Specifically, since the objective of the Trust is to reflect the price in USD of the euro, the market price of the Shares is directly influenced by changes in the USD/euro exchange rate. In addition, although earning income is not the objective of the Trust, the Trust’s performance is also influenced by the annual nominal interest rate paid by the Trust’s depository. Neither of these risks is amplified by leverage or derivative instruments of any kind and both are the focus of a great deal of the disclosure in the Trust’s reports.

To provide clarity, the Sponsor proposes including the following disclosure in future Form 10-K and Form 10-Q filings for the Trust: “Except as described above with respect to the USD/euro exchange rate and the nominal annual interest rate paid by the Depository on euro held by the Trust, the Trust is not subject to market risk. The Trust does not hold securities and does not invest in derivative instruments.”

General

3. We note the changes in the positions of chief executive officer and chief financial officer at Rydex Specialized Products LLC that appear to have occurred between the filing of the Form 10-Q for the quarterly period ended March 31, 2009 and the filing of the Form 10-Q for the quarterly period ended June 30, 2009. Please tell us why a Form 8-K was not filed to disclose those changes.

U.S. Securities and Exchange Commission

December 3, 2009

Response: A Form 8-K was not filed to disclose the changes in the Chief Executive Officer and Chief Financial Officer positions at Rydex Specialized Products LLC, as the Sponsor is not the registrant and therefore the disclosure requirements of Form 8-K were not triggered.

In addition, given the benchmark-based nature of the Trust and the Sponsor’s largely administrative role described above, the Sponsor believes that its Chief Executive Officer and Chief Financial Officer do not “perform similar functions” for the Trust, as contemplated by Item 5.02, subsections (b) and (c) of Form 8-K.

*        *        *

A statement from the Sponsor making certain requested acknowledgements on behalf of the Trust is enclosed under separate cover.

We are eager to determine the necessary revisions as the Sponsor anticipates filing a Form 10-K on behalf of the Trust no later than December 30, 2009. Please contact me at (313) 234-7144 or, in my absence, Pat Daugherty at (313) 234-7103 should you have any questions or comments regarding the foregoing responses.

Very truly yours,

/s/ David V. Gubbini
David V. Gubbini

Enclosure

CC:	Joe Arruda, Rydex Specialized Products LLC
Patrick D. Daugherty, Foley & Lardner LLP

Item 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Information and Risk Factors

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are predictions and actual events or results may differ materially from those expressed in our forward-looking statements. Risks and uncertainties may cause our actual results to differ materially from those expressed in our forward-looking statements.

The value of the Shares relates directly to the value of the euro held by the Trust and fluctuations in the price of the euro could materially adversely affect an investment in the Shares. Readers are urged to review the “Risk Factors” section contained in the Trust’s most recent annual report on Form 10-K for a description of other risks and uncertainties that may affect an investment in the Shares.

The discussion and analysis which follows may contain statements that relate to future events or future performance. In some cases, such forward-looking statements can be identified by terminology such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “outlook” and “estimate” as well as similar words and phrases that signify forward-looking statements. Neither Rydex Specialized Products LLC d/b/a Rydex Investments (the “Sponsor”) nor any other person assumes responsibility for the accuracy or completeness of forward-looking statements. Further, these forward-looking statements are made as of the date of this report, and will not be revised or updated to reflect actual results or changes in the Sponsor’s expectations or predictions.

Trust Overview

The CurrencySharesSM Euro Trust (the “Trust”) is a grantor trust that was formed on December 5, 2005. The Trust issues shares (the “Shares”) in blocks of 50,000 each (a “Basket”) in exchange for deposits of euro and distributes euro in connection with the redemption of Baskets.

The Trust is a passive investment vehicle. The Trust does not have any officers, directors or employees. The investment objective of the Trust is for the Shares to reflect the price of the euro plus accrued interest, less the expenses of the Trust’s operations. The Trust does not engage in any activities designed to obtain profit from, or ameliorate losses caused by, changes in the price of euro.

The Shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “FXE” on December 12, 2005. The primary listing of the Shares was transferred to NYSE Arca on October 30, 2007. Investing in the Shares does not insulate the investor from certain risks, including price volatility.

Definition of Net Asset Value; Valuation of Euro

The net asset value (“NAV”) of the Trust is the aggregate value, expressed in U.S. Dollars (“USD”), of the Trust’s assets. To calculate the NAV, The Bank of New York Mellon (the “Trustee”) adds to the amount of euro in the Trust at the end of the preceding business day accrued but unpaid interest, euro receivable under pending purchase orders and the value of other Trust assets, and subtracts the accrued but unpaid Sponsor’s fee, euro payable under pending redemption orders and other Trust expenses and liabilities, if any.

Prior to November 13, 2008, the NAV was expressed in USD based on the Noon Buying Rate as determined by the Federal Reserve Bank of New York. As of and after November 13, 2008, the NAV has been expressed in USD based on the Closing Spot Rate as determined by WM/Reuters. If, on a particular evaluation day, the Closing Spot Rate has not been determined and announced by 6:00 PM (London time), then the most recent Closing Spot Rate shall be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. The Trustee also determines the NAV per Share, which equals the NAV of the Trust divided by the number of outstanding Shares.

The Sponsor publishes the NAV and NAV per Share on each day that the NYSE Arca is open for regular trading on the Trust’s website, www.currencyshares.com.

The following chart illustrates the movement in the price of the Shares based on (1) NAV per Share, (2) the “bid” and “ask” midpoint offered on the NYSE (prior to October 30, 2007) and NYSE Arca (as of and after October 30, 2007) and (3) the Noon Buying Rate (prior to November 13, 2008) and the Closing Spot Rate (as of and after November 13, 2008) expressed as a multiple of 100 euro:

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Liquidity

The Sponsor is not aware of any trends, demands, conditions or events that are reasonably likely to result in material changes to the Trust’s liquidity needs. The Trust’s Depository, JPMorgan Chase Bank, N.A., London Branch, maintains two deposit accounts for the Trust, a primary deposit account that is expected to earn interest and a secondary deposit account that does not earn interest. Interest on the primary deposit account, if any, accrues daily and is paid monthly. The interest rate in effect as of July 31, 2009 was an annual nominal rate of 0.09%. The following chart provides the daily rate paid by the Depository since the Shares began trading:

In exchange for a fee, the Sponsor bears most of the expense incurred by the Trust. As a result, the only ordinary expense of the Trust during the period covered by this report was the Sponsor’s fee. Each month the Depository deposits into the secondary deposit account accrued but unpaid interest, if any and the Trustee withdraws euro from the secondary deposit account to pay the accrued Sponsor’s fee for the previous month plus other Trust expenses, if any. In the event that the interest deposited, if any, exceeds the sum of the Sponsor’s fee for the prior month plus other Trust expenses, if any, the Trustee converts the excess into USD at a prevailing market rate and distributes the USD as promptly as practicable to Shareholders on a pro rata basis (in accordance with the number of Shares that they own). Distributions paid during the current reporting period follow (annualized yield reflects the estimated annual yield an investor would receive if a monthly distribution stayed the same for the entire year going forward, and is calculated by annualizing the monthly distribution and dividing by the Trust NAV for the dates listed below):

FXE Distribution History – Current Period

Date	Value	NAV	Yield	Annualized Yield
7/1/2009	$0.00217	$140.27	0.00%	0.02%
6/1/2009	$0.01222	$141.56	0.01%	0.11%
5/1/2009	$0.02099	$132.53	0.02%	0.19%

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor’s management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods covered by this report.

In addition to the description below, please refer to Note 2 to the consolidated financial statements for further discussion of our accounting policies.

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The Trustee calculates the Trust’s NAV each business day. For NAV calculation purposes, Euro Deposits (cash) are translated at the Closing Spot Rate as determined by WM/Reuters as of 4:00 PM (London time) on each day that NYSE Arca is open for regular trading.

The functional currency of the Trust is the euro in accordance with Financial Accounting Standard 52, Foreign Currency Translation.

Results of Operations

The Trust’s redeemable capital share value grew from $589,763,046 at April 30, 2009 to $616,534,452 at July 31, 2009, primarily the result of an increase in the Closing Spot Rate which rose from 1.3251 at April 30, 2009 to 1.4177 at July 31, 2009. The increase in redeemable capital share value during the three months ended July 31, 2009 was partially offset by a reduction in the number of Shares outstanding from 4,450,000 at April 30, 2009 to 4,350,000 at July 31, 2009.

The Trust’s net loss for the three months ended July 31, 2009 was $99,814 as a consequence of the Sponsor’s fee of $600,103 exceeding Trust interest income of $500,289.

The Sponsor’s fee accrues daily at an annual nominal rate of 0.40% of the euro in the Trust. Due primarily to an increase in the weighted-average euro in the Trust, the Sponsor’s fee rose from $575,001 for the three months ended April 30, 2009 to $600,103 for the three months ended July 31, 2009. The only expense of the Trust during the three months ended July 31, 2009 was the Sponsor’s fee.

Interest income decreased from $1,143,297 for the three months ended April 30, 2009 to $500,289 for the three months ended July 31, 2009, attributable primarily to a decrease in the annual nominal interest rate paid by the Depository.

Cash dividends per Share decreased from $0.23 for the three months ended April 30, 2009 to $0.04 per Share for the three months ended July 31, 2009. This decrease in cash dividends per Share was primarily the result of a decrease in the annual nominal interest rate paid by the Depository.

Movements in the Price of Euro

The investment objective of the Trust is for the Shares to reflect the price of the euro plus accrued interest, less the expenses of the Trust’s operations. The Shares are intended to provide institutional and retail investors with a simple, cost-effective means of gaining investment benefits similar to those of holding euro. Each outstanding Share represents a proportional interest in the euro held by the Trust. The following chart provides recent trends on the price of euro. The chart illustrates movements in the price of euro in USD based on the Noon Buying Rate (prior to November 13, 2008) and the Closing Spot Rate (as of and after November 13, 2008).

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December 3, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Michael Seaman

 Michael Clampitt

Re:	CurrencySharesSM Euro Trust
Form 10-K for the Fiscal Year Ended October 31, 2008
File No. 001-32694

Ladies and Gentlemen:

On behalf of CurrencySharesSM Euro Trust (the “Trust”), Rydex Specialized Products LLC (the “Sponsor”) submits this letter in response to your letter dated November 17, 2009 relating to the Trust’s Form 10-K for the fiscal year ended October 31, 2008 (the “Filing”).

Pursuant to your request, the Sponsor hereby acknowledges the following on behalf of the Trust:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joe Arruda
Joe Arruda Chief Financial Officer